August 11, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (787) 725-8339

Mr. Angel Alvarez-Perez
President and Chief Executive Officer
First BanCorp.
1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico  00908

Re:	First BanCorp.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
	File No. 1-14793

Dear Mr. Alvarez-Perez:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-K for the Fiscal Year Ended December 31, 2004

2004 Annual Report

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 63

1. We note your disclosure on page 64 that loan fees and costs incurred in the origination of loans are amortized using the interest method or a method that approximates the interest method. For all periods presented, please quantify for us the effect on your financial statements of using an alternative to the interest method to amortize loan origination fees and costs.

Note 29 - Financial Instruments With Off-Balance Sheet Risk,
Commitments to Extend Credit and Standby Letters of Credit, page
86

2. In the interest of enabling us to more fully understand how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard, please:

* Tell us whether you use aggregation to create portfolios of similar assets and liabilities, and if so, describe your risk exposure and how you test for proportionality.
* Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
* Tell us how and when you assess the ineffectiveness of each hedge;
and
* Quantify for each period presented the amount of gains and losses relating to hedge ineffectiveness and tell us where these amounts are reflected in your statements of income.

Note 30 - Segment Information, page 89

3. We note that in your Form 10-Q for the Quarter Ended March 31, 2005, you have identified Residential Mortgage as a reportable segment, however, this reportable segment was not disclosed in your audited consolidated financial statements. Please tell us in detail how you considered the aggregation criteria and quantitative thresholds described in paragraphs 17 and 18 of SFAS 131 for FirstMortgage, Inc., your residential mortgage loan origination subsidiary, when you evaluated the segment disclosures in your audited financial statements on Form 10-K.


Form 10-Q for the Quarter Ended March 31, 2005

Consolidated Financial Statements (Unaudited)

Note 4 - Investment Securities, page 15

4. We note your disclosure on page 18 that you believe that the unrealized losses in your held-to-maturity portfolio at March 31, 2005 are substantially related to market interest rate fluctuations.
Please tell us the specific fact pattern which resulted in a $22 million increase during the first quarter to your gross unrealized losses on held-to-maturity mortgage-backed securities which mature in greater than 10 years.

*    *    *    *    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3490 if you have questions.

								Sincerely,



	                        	Donald Walker
					Senior Assistant Chief Accountant

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Mr. Angel Alvarez-Perez
First Bancorp.
August 11, 2005
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